UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549    --------------------------
                                                     |       OMB APPROVAL      |
                                                     |OMB NUMBER      3235-0058|
                                FORM 12b-25          |EXPIRES  JANUARY 31, 2002|
                                                     |ESTIMATED AVERAGE BURDEN |
                        NOTIFICATION OF LATE FILING  |HOURS PER RESPONSE   2.50|
                                                     --------------------------
                                                          -----------------
                                                         | SEC FILE NUMBER |
                                                         |     0-8623      |
                                                         |-----------------|
                                                         |   CUSIP NUMBER  |
                                                         |    771074-10-1  |
                                                         ------------------

(CHECK ONE): [ ] FORM 10-K [ ] FORM 20-F [ ] FORM 11-K [X] FORM 10-Q
             [ ] FORM N-SAR

For the Period Ended:               March 31, 2001

[ ] TRANSITION REPORT ON FORM 10-K
[ ] TRANSITION REPORT ON FORM 20-F
[ ] TRANSITION REPORT ON FORM 11-K
[ ] TRANSITION REPORT ON FORM 10-Q
[ ] TRANSITION REPORT ON FORM N-SAR

For the Transition Period Ended:

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I   REGISTRANT INFORMATION


Full     Name of Registrant
            ROBOTIC VISION SYSTEMS, INC.

Former   Name if Applicable
            SOLID PHOTOGRAPHY, INC.

Address of Principal Executive Office
         5 Shawmut Road
         Canton, MA  02021


PART II RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |  (a)   The reasons described in reasonable detail in Part III of
      |        this form could not be eliminated without unreasonable
      |        effort or expense;
      |
      |  (b)   The subject annual report, semi-annual report, transition
      |        report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
  X   |        portion thereof, will be filed on or before the fifteenth
      |        calendar day following the prescribed due date; or the
      |        subject quarterly report or transition report on Form 10-Q,
      |        or portion thereof will be filed on or before the fifth
      |        calendar day following the prescribed due date; and
      |
      |  (c)   The accountant's statement or other exhibit required by rule
      |        12b-25(c) has been attached if applicable.
      |

(d)      PART III  NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed period.

Please see Exhibit A attached hereto and forming a part hereof.

PART IV  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Pat Costa,        Chairman, President
                           and Chief Executive
                           Officer,              (781)        302-2439
         -----------------                     ----------------------------
         (Name)                                (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects the results of operations for the quarter ended March 31, 2001 will be down from the results of operations for the corresponding period in 2000; but, in light of the restatement, it does not expect to announce results for the quarter ended March 31, 2001 until May 21, 2001.


         ROBOTIC VISION SYSTEMS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2001                       By:  /s/ Frank D. Edwards
                                         --------------------------
                                         Frank D. Edwards
                                         Chief Financial Officer and Treasurer



                                 EXHIBIT A

         The Form 10-Q is being delayed to allow the Registrant to restate its financial results for the fiscal year ended September 30, 2000 and for the three month period ended December 31, 2000 to correct certain accounting errors involving the recognition of revenue at its Acuity CiMatrix division. At this time, the Registrant estimates that as a result of the restatement, the revenue for the fiscal year ended September 30, 2000 to be approximately $223.5 million, or 1.9% less than that reported earlier and the net income for such period to be approximately $10.9 million, or 10.6% less than that reported earlier. The Registrant also estimates the revenue for the quarter ended December 31, 2000 to be approximately $32.6 million, or 0.8% more than that reported earlier and the net loss for such period to be approximately $13.8 million, or 0.7% less than that reported earlier.

         The actual restated results will be available upon the completion of the audit by the Registrant's outside auditors. Results for the quarters of the fiscal year ended September 30, 2000 will be adjusted accordingly. The restatement results from a review by the Registrant's audit committee with the assistance of outside counsel and auditors.





Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts

                                                                       Deloitte
                                                                       & Touche

                                 EXHIBIT B


May 16, 2001

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:      Robotic Vision Systems, Inc.
         Form 12b-25 - Notification of Late
         Filing of March 31, 2001 Form 10-Q

Dear Ladies and Gentlemen:

This letter will serve to confirm that we, as the independent public accountants of Robotic Vision Systems, Inc. have read Part III of the Form 12b-25 referenced above and are in agreement with the statements made therein. We will be unable to complete our review of the financial statements for the quarter and six months ended March 31, 2001 until we have completed our procedures with respect to the restatements of the Company's financial statements described in Part III.

Very truly yours,

/s/ Deloitte & Touche LLP